
Mail Room 3233

April 25, 2017

Via Email
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Industrial REIT, Inc.
260 Franklin Street, Suite 600
Boston, Massachusetts 02110

> **Re: Plymouth Industrial REIT, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed March 29, 2017**
> **File No. 333-196798**

Dear Witherell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that as part of the formation transaction, you will redeem the Preferred Interests in Plymouth Industrial REIT 20 held by Torchlight and will pay to Torchlight a combination of cash and common stock to be issued in a private placement concurrently with this offering. We also note that you expect to issue warrants to Torchlight in a concurrent private placement. Please explain to us how the common stock and warrants to be sold to Torchlight are pursuant to valid private placements. Please provide to us a detailed analysis regarding why the concurrent private placements should not be integrated into your current public offering. Please advise us of your relationship with the third-party investors that will participate in these transactions. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

2. Please include a dilution section as required by Item 506 of Regulation S-K or advise

why such revision is not necessary.

Acquisition Pipeline, page 7

3. With respect to the properties you are actively evaluating, please clarify whether you have any relationship with the sellers.

Torchlight Transactions, page 8

Redemption of Preferred Interests in Joint Venture, page 8

4. We note your disclosure regarding the May 17, 2017 deadline. Other than Torchlight having the right to acquire your ownership interest in Plymouth Industrial 20 LLC for $1, please revise your risk factor disclosure to disclose other related material risks, as applicable.

Summary Risk Factors, page 9

5. We note your disclosure on page 48 regarding your ability to continue as a going concern as well as your accumulated deficit of $110,506,000 as of December 31, 2016 and your limited amounts of liquidity. Please revise your disclosure here to include related material risks.

Distribution Policy, page 41

6. We note that in the table "Estimated Cash Available for Distribution, as Adjusted," you have not included the amounts. If you are not in a position to complete this section in your next amendment, please provide a draft copy for us to review. The draft should be filed as EDGAR correspondence.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

7. We note your disclosure on page 48 that "the year ending December 31, 2017 through the year ending December 31, 2019, an aggregate of 48.4% of the annualized base rent leases in the Company Portfolio are scheduled to expire." Please revise your disclosure where applicable to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. In addition, please disclose leasing costs, such as tenant improvements and leasing commissions for both new leases and renewals on a per square foot basis. With respect to new and renewed leases, please provide quantitative disclosure comparing the average base rent per square foot on expiring leases with rates on new and renewed leases.

Historical Results of Operations, page 51

8. Please provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items. For example, please separately quantify the rental income fluctuations attributed to acquisitions and increases from lease renewals and rent resets. Refer to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

9. Please tell us what amounts are included within the Accretion of interest and deferred interest for 2015 and 2016 on your Statements of Cash Flows. In your next amendment, please provide a discussion of these amounts along with a discussion of your cash interest expense and please explain any significant changes.

Certain Relationships and Related Transactions, page 107

10. Please disclose the basis on which Torchlight is a related person. See Item 404(a) of Regulation S-K.

Principal Stockholders, page 115

11. For each beneficial owner that is listed as a company or entity, such as Torchlight Investors, LLC, please provide the name(s) of the natural persons with voting or dispositive control over the company's securities.

9. Redeemable Preferred Member Interest in Subsidiary, page F-20

12. Please tell us whether the redemption of the preferred member interest is contingent on any event not certain to occur, such as the completion of your IPO.

13. Please tell us how you considered whether or not Plymouth Industrial 20 LLC is a variable interest entity, and whether or not you would be the primary beneficiary if so. Please refer to ASC 810-10-15-14.

Item 33. Recent Sales of Unregistered Securities, page II-1

14. Please revise this section to provide the information required by Item 701 of Regulation S-K with respect to the shares of common stock and warrants you will be privately issuing to affiliates of Torchlight Investors, LLC in connection with the Torchlight Transactions.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3233 with any other questions.


Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real
Estate and Commodities

Cc: Kenneth L. Betts
        Winston & Strawn LLP